0102103-0000073 UKO2: 2008359137.17 1 DELISTING OF COMMON SHARES FROM EURONEXT AMSTERDAM 21 OCTOBER 2024 NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY IN, OR INTO, ANY JURISDICTION IN WHICH THE SAME WOULD BE A VIOLATION OF THE LAWS OF SUCH JURISDICTION. NEITHER THIS ANNOUNCEMENT, NOR ANYTHING CONTAINED HEREIN, SHALL FORM THE BASIS OF, OR BE RELIED UPON IN CONNECTION WITH, ANY OFFER OR SOLICITATION OF AN OFFER WHATSOEVER IN ANY JURISDICTION. VEON LTD. Delisting of Common Shares from Euronext Amsterdam 21 October 2024, Amsterdam VEON Ltd., Euronext Amsterdam:VEON and Nasdaq:VEON (VEON or the Company), a global digital operator that provides converged connectivity and online services, today announces that Euronext has approved the delisting application of its common shares of nominal value US$0.001 each (the Common Shares) from trading on Euronext Amsterdam (the Euronext Amsterdam Delisting), with effect from 25 November 2024 (the Delisting Date). The Company’s last day of trading on Euronext Amsterdam will be 22 November 2024 (the Last Trading Date). VEON retains the listing of its Common Shares on the Nasdaq Capital Market (Nasdaq) which will continue to trade on Nasdaq as American depositary shares, each representing 25 Common Shares (the ADSs, and together with the Common Shares, the Equity Securities), under ticker symbol VEON. Following the Last Trading Date, all public trading of Equity Securities in the Company will take place on Nasdaq. The Common Shares listed on Nasdaq are deposited with The Bank of New York Mellon (BNYM or the Depositary), which acts as a custodian pursuant to the deposit agreement entered into between VEON and BNYM (the Deposit Agreement). BNYM issues the ADSs in respect of the Common Shares deposited into their custodian account held by ING on a conversion ratio of 1 ADS for 25 Common Shares. On or before the Last Trading Date, shareholders that do not hold a number of Common Shares corresponding to a multiple of 25 can sell or purchase Common Shares so that they hold a number of Common Shares that is a precise multiple of 25, allowing for the issue of the corresponding number of ADSs. Shareholders wishing to engage in sale or purchase transactions should contact their broker, financial intermediaries or custodians to obtain further information about any transaction costs and taxes applicable to such sale or purchase transactions, which affected shareholders will have to bear themselves. ANY COMMON SHARES NOT HELD IN INCREMENTS OF 25 WILL NOT BE ELIGIBLE FOR CONVERSION INTO ADSs. ANY COMMON SHARES HELD AFTER THE DELISTING DATE ARE NO LONGER EURONEXT AMSTERDAM LISTED AND WILL BE NON-TRADEABLE ON A PUBLIC EXCHANGE AS COMMON SHARES FROM THE LAST TRADING DATE. Existing holders of ADSs not also holding Common Shares on Euronext Amsterdam do not need to take any action in relation to the Euronext Amsterdam Delisting. 1. THE EURONEXT AMSTERDAM DELISTING 1.1 Highlights (a) Following the Delisting Date, the Company’s ADSs and Common Shares will remain listed on Nasdaq and the ADSs will continue to be tradeable on Nasdaq. All public trading of Equity Securities in the Company will take place on Nasdaq.

0102103-0000073 UKO2: 2008359137.17 2 (b) The board of directors of the Company (the Board and the Directors) believes that the Euronext Amsterdam Delisting will simplify and streamline the Company’s reporting requirements and anticipates that combining the volume of transactions from both Nasdaq and Euronext Amsterdam onto Nasdaq may enhance trading liquidity. (c) Under Bermuda law and the Euronext Amsterdam Delisting procedures, there is no requirement for the Euronext Amsterdam Delisting to be approved by the Company’s shareholders. As a result, VEON expects that the Euronext Amsterdam Delisting will become effective on the Delisting Date. (d) The Company is providing an opportunity for shareholders who hold such number of Common Shares as is a multiple of 25 to deposit their Common Shares with the Company’s Depositary, in exchange for delivery to them of the corresponding number of ADSs by the Depositary. For those shareholders who deposit Common Shares during the period from the day after the date of this announcement (the Announcement Date) through to and including the Last Trading Date, the Company will pay the ADS issuance fees. Please note that only multiples of 25 Common Shares will be accepted for deposit by the Company’s Depositary. 2. BACKGROUND 2.1 The Company is an exempted company limited by shares, incorporated on 5 June 2009 under the laws of Bermuda and registered under the Companies Act 1981 of Bermuda, as amended. The Company’s Common Shares have been admitted to trading on Euronext Amsterdam since 4 April 2017. The Company’s predecessor was listed on the New York Stock Exchange in 1996 and the Company moved its listing to the Nasdaq Global Select Market in September 2013, with the listing transferred to the Nasdaq Capital Market in October 2022. 2.2 Since the listing of the Common Shares on Euronext Amsterdam in April 2017, the number of Common Shares trading on Euronext as a percentage of the Company’s Equity Securities has remained small, with approximately: 1.00% (as at 15 June 2018), 1.47% (as at 15 April 2019), 0.89% (as at 1 March 2020), 0.75% (as at 1 March 2021), 0.94% (as at 8 March 2022), 2.1% (as at 1 March 2023) and 3.04% (as at 30 September 2024) of VEON Ltd.’s issued and outstanding shares being held by Nederlands Centraal Instituut Voor Giraal Effectenverkeer B.V. and trading on Euronext in connection with the Euronext Amsterdam listing. 2.3 Subject to the provisions of, and the limitations set forth in, the Deposit Agreement, all Euronext Amsterdam shareholders may deposit their Common Shares for delivery of ADSs. However, only those who deposit Common Shares with BNYM during the period from the day after the Announcement Date through to and including the Last Trading Date will have the ADS issuance fees covered by the Company for conversion of the Common Shares to ADSs. ADS will be issued on the basis of 1 ADS represents 25 Common Shares. Please note that only multiples of 25 Common Shares will be accepted for deposit by the Company’s Depositary. ANY EURONEXT AMSTERDAM SHAREHOLDERS WHO NEITHER SELL THEIR COMMON SHARES NOR DEPOSIT THEM IN A MULTIPLE OF 25 WITH BNYM PRIOR TO THE DELISTING DATE WILL CONTINUE TO OWN COMMON SHARES IN VEON, HOWEVER, THESE COMMON SHARES WILL NOT BE TRADEABLE ON EURONEXT AMSTERDAM AFTER THE LAST TRADING DATE AND FURTHER ACTION MUST BE TAKEN IF THE SHAREHOLDER WISHES TO TAKE ADVANTAGE OF THE NASDAQ LISTING TO PUBLICLY TRADE THESE SHARES FROM THE DELISTING DATE. 2.4 Any affiliates (as defined in Rule 501(b) of Regulation D under the United States (U.S.) Securities Act of 1933, as amended (the Securities Act)) (Affiliates), officers or directors of the Company who deposit their Common Shares will be subject to limitations on resale of ADSs under U.S. securities laws as their ADSs will be considered “restricted securities” under the terms of the Deposit Agreement (Restricted Securities). Affiliates, officers and directors who hold Restricted Securities and wish to

0102103-0000073 UKO2: 2008359137.17 3 deposit their Common Shares to be converted into ADSs should contact the Company, who can provide additional delivery acknowledgements that are required to be returned by the applicable shareholders for deposit of such Common Shares and conversion to ADSs. 2.5 Euronext’s announcement on its delisting policy (2004-041) sets out four grounds for approving a request for delisting. As the basis for which it is requesting the Euronext Amsterdam Delisting, the Company is relying on the ground that the Common Shares are also listed on another regulated and sufficiently liquid market (i.e., Nasdaq) and have been listed on such market for at least 12 months. 3. REASONS FOR THE EURONEXT AMSTERDAM DELISTING 3.1 The Board has resolved to implement the Euronext Amsterdam Delisting for the following reasons: (a) to alleviate auditor appointment challenges, such challenges having arisen since the Company is required, while it is listed on Euronext Amsterdam, to appoint auditors that are licensed in the Netherlands to audit a public interest entity (PIE), as well as to appoint an auditor qualified to perform an audit in accordance with the standards of the U.S. Public Company Accounting Oversight Board for the Company’s Nasdaq listing. Together, these different auditor requirements for each of the Company’s listings have made the process of appointing auditors unduly time consuming and burdensome; (b) to reduce the costs and burdens of complying with the Dutch disclosure and reporting obligations; and (c) to seek options to increase liquidity and trading volume for Common Shares. 3.2 Accordingly, the Directors believe that it is in the best interests of the Company as a whole to terminate the Company’s listing of the Common Shares on Euronext Amsterdam. 3.3 The Company is providing an opportunity for shareholders to deposit their Common Shares with the Depositary in exchange for delivery to them of ADSs by the Depositary. For shareholders who deposit their Common Shares with the Depositary during the period from the day after the Announcement Date through to and including the Last Trading Date, to facilitate the transfer of Common Shares to ADSs, the Company will pay the ADS issuance fees. ADS will be issued on the basis of 1 ADS represents 25 Common Shares. Please note that only multiples of 25 Common Shares will be accepted for deposit by the Company’s Depositary. The Depositary cannot accept deposits of Common Shares that are not a multiple of 25 Common Shares, so any residual Common Shares should be sold or additional Common Shares should be purchased prior to the Last Trading Date until 25 Common Shares are held to enable their deposit and conversion, if desired. 4. EFFECT OF THE EURONEXT AMSTERDAM DELISTING 4.1 Shareholders will no longer be able to buy or sell Common Shares on Euronext Amsterdam from the close of market on the Last Trading Date onward. 4.2 The section “Information for Holders of Common Shares” below provides more detail on the process of depositing Common Shares for delivery of ADSs. 4.3 As an exempted company incorporated in Bermuda whose Common Shares are listed on Nasdaq, the Company will continue to benefit from the general permission of the Bermuda Monetary Authority allowing the free transferability of Common Shares (other than Common Shares that are also Restricted Securities). As the Company will no longer be considered a PIE, the Company’s auditor appointments for future audit periods will be simpler.

0102103-0000073 UKO2: 2008359137.17 4 4.4 After the Delisting Date, the Company will no longer be required to file annual reports with the Autoriteit Financiële Markten (the AFM). The Company will also no longer be required to comply with the continuing obligations set out in the Dutch Financial Supervision Act (Wet op het financieel toezicht) and the rules promulgated thereunder, or to report to the AFM or, provided the Company’s Equity Securities remain outside the scope of the regulation, the Market Abuse Regulation of the European Union (EU). In addition, the Company and its shareholders will no longer be subject to the EU requirements relating to the disclosure of changes in significant shareholdings in the Company or disclosure of its directors or managers’ transactions to the AFM. The Company will, however, continue to be subject to all regulatory requirements for the Nasdaq listing of ADSs, including all applicable rules and regulations of the U.S. Securities and Exchange Commission (the SEC). 4.5 Shareholders who continue to hold Common Shares following the Euronext Amsterdam Delisting will still be able to access the Company’s key documents on EDGAR, the SEC’s online database. Registered holders of Common Shares and holders of ADSs will both be eligible to receive any future dividends that may be declared. 4.6 Following this announcement of the Euronext Amsterdam Delisting, holders of Common Shares may choose to sell or otherwise dispose of their Common Shares rather than deposit such Common Shares for delivery of ADSs. However, if significant, any such sales of Common Shares could potentially have a negative effect on the value of the Company’s Common Shares, as well as the trading price of the ADSs, which may inhibit shareholders’ ability to sell or dispose of their Common Shares at current trading prices. 4.7 The Company’s Dutch subsidiaries, VEON Holdings BV and VEON Amsterdam BV, will remain subject to certain Dutch financial reporting requirements. ANY COMMON SHARES NOT HELD IN INCREMENTS OF 25 WILL NOT BE ELIGIBLE FOR CONVERSION INTO ADSs. ANY COMMON SHARES HELD AFTER THE DELISTING DATE ARE NO LONGER EURONEXT AMSTERDAM LISTED AND WILL BE NON-TRADEABLE ON A PUBLIC EXCHANGE AS COMMON SHARES FROM THE LAST TRADING DATE. 5. INFORMATION FOR HOLDERS OF COMMON SHARES 5.1 The Company’s Common Shares will continue to be traded on Euronext Amsterdam until market close (17.30 Amsterdam time) on the Last Trading Date. Thereafter, holders of Common Shares can still hold the Common Shares on Euroclear as untradeable Common Shares, but there will be no public market for these Common Shares as Common Shares are not and will not be tradeable on Nasdaq. 5.2 To sell Common Shares on Nasdaq following the Last Trading Date, shareholders would first need their broker to deposit their Common Shares with BNYM, in exchange for delivery of ADSs. Each ADS represents 25 Common Shares. Only multiples of 25 Common Shares will be accepted for deposit by BNYM. The deposit of Common Shares with BNYM can be made at any time, including before the Delisting Date, subject in all cases to the provisions of, and the limitations set forth in, the Deposit Agreement. A copy of the Deposit Agreement and the latest form of American depositary receipt (the Form of ADR) is available on the Company’s website at https://www.veon.com/investors/delisting- of-common-shares-from-euronext-amsterdam under the header “technical documents.” 5.3 GIVEN THAT EACH ADS REPRESENTS 25 COMMON SHARES, THE CONVERSION OF COMMON SHARES TO ADSS MAY RESULT IN SOME HOLDERS OF COMMON SHARES RETAINING A CERTAIN NUMBER OF UNCONVERTIBLE COMMON SHARES. TO MITIGATE THIS, SHAREHOLDERS THAT DO NOT HOLD A NUMBER OF COMMON SHARES THAT CORRESPONDS TO A MULTIPLE OF 25 CAN SELL OR PURCHASE COMMON SHARES PRIOR TO OR ON THE LAST TRADING DATE, SO THAT THEY HOLD A NUMBER OF COMMON SHARES THAT IS A MULTIPLE OF 25.

0102103-0000073 UKO2: 2008359137.17 5 Shareholders wishing to engage in sale or purchase transactions should contact their broker, financial intermediaries or custodians to obtain further information about any transaction costs and taxes applicable to such sale or purchase transactions, which affected shareholders will have to bear themselves. Shareholders can also do nothing, in which case the number of ADSs that may be held by that shareholder will be based on the number of Common Shares that is a multiple of 25, with any remaining Common Shares held becoming untradeable on a public exchange after the Last Trading Date. 5.4 The Board considers that shareholders should consider depositing their Common Shares for delivery of ADSs prior to the Delisting Date for the following reasons: (a) Ordinarily, shareholders who deposit their Common Shares for delivery of ADSs are charged an ADS issuance fee, by the Depositary, of up to US$0.05 per ADS. However, no ADS issuance fees will be charged to shareholders who elect to deposit their Common Shares in connection with the Euronext Amsterdam Delisting during the period from the day after the Announcement Date through to and including the Last Trading Date, since the Company will cover the ADS issuance fees during this period. (b) Shareholders who do not elect to participate in the conversion process prior to the Delisting Date can utilize the services of a broker who is able to facilitate deposits of Common Shares at the shareholder’s convenience and expense. 5.5 Shareholders who wish to deposit their Common Shares for delivery of ADSs, should contact their broker without delay to request that their Common Shares are deposited with BNYM. Shareholders should ensure their broker can receive settlements through Depository Trust Company (DTC) for the receipt of ADSs. Shareholders existing brokers may not be able to make such settlements. The Company advises holders of Common Shares to seek independent financial advice regarding the Euronext Amsterdam Delisting and the deposit of their Common Shares for delivery of ADSs. See the Annex to this announcement for an illustrative example of an ADR Issuance Request Form which reflects the type of information your broker may require in connection with the deposit of your Common Shares with BNYM for conversion to ADSs. Existing holders of ADSs who do not also hold Common Shares do not need to take any action in connection with the Euronext Amsterdam Delisting. 6. DUTCH TAX TREATMENT 6.1 The Company cannot and does not provide any form of taxation advice to shareholders and therefore shareholders are strongly advised to seek their own taxation advice to confirm the consequences of continuing to hold Common Shares after the Delisting Date or depositing Common Shares for delivery of ADSs. 6.2 The following summary does not constitute legal or tax advice and is not exhaustive. The Company’s understanding of the current position for individuals who are Dutch tax resident is as follows, but it should be noted that the position on certain points is not free from uncertainty and that the Company has not taken steps to confirm the current position with the Dutch tax authorities or any other taxing authority. Therefore, the following should not be relied upon by shareholders without taking further advice (and the Company accepts no liability in respect of any such reliance on any information provided herein on taxation matters): (a) For Dutch tax purposes, those shareholders who elect to deposit their holdings of Common Shares for delivery of Nasdaq-listed ADSs should not be considered as disposing of the Common Shares when transferring the shares to the Company’s Depositary, BNYM, in

0102103-0000073 UKO2: 2008359137.17 6 exchange for issue of ADSs on the basis that the shareholder retains beneficial ownership of the Common Shares and the exchange of 25 Common Shares for delivery of ADSs results in the shareholder having an economic interest in the Company that is equal to the economic interest it had prior to the exchange. 6.3 Shareholders who elect to deposit their holdings of Common Shares for delivery of Nasdaq-listed ADSs prior to the Delisting Date should not incur a stamp duty, or stamp duty registration tax, or charge levied by the Netherlands and there are no federal stamp duty taxes in the United States. 6.4 It is strongly recommended that shareholders obtain appropriate professional advice in respect of these and other taxes. 7. FURTHER INFORMATION IN RELATION TO THE EURONEXT AMSTERDAM DELISTING The Board believes that the proposed Euronext Amsterdam Delisting is an appropriate next step for the Company. Further information about the process required to deposit Common Shares for delivery of ADSs tradeable on Nasdaq, together with a set of Frequently Asked Questions, is set out below and is available on the Company’s website at https://www.veon.com/investors/delisting-of-common- shares-from-euronext-amsterdam, with links available to this part of the Company’s website available from its Investor Relations’ page as well. 8. ACTION TO BE TAKEN TO DEPOSIT COMMON SHARES FOR DELIVERY OF ADSS 8.1 Shareholders are reminded that the Company’s Common Shares will continue to be traded on Euronext Amsterdam until market close (17:30 Amsterdam time) on the Last Trading Date. 8.2 Any shareholder holding Common Shares on Euronext who wish to deposit their holding of Common Shares for delivery of Nasdaq-listed ADSs prior to the Last Trading Date should contact their broker to deposit their Common Shares as soon as possible. Shareholders should ensure their broker can receive settlements through DTC for the receipt of ADSs. 8.3 After Euronext Amsterdam market close (17:30 Amsterdam time) on the Last Trading Date, holders of Common Shares can still hold their Common Shares in Euroclear, but the Common Shares will no longer be traded on Euronext Amsterdam and are not and will not be tradeable on Nasdaq. 8.4 Existing holders of ADSs not also holding Common Shares on Euronext Amsterdam do not need to take any action in connection with the Euronext Amsterdam Delisting. 8.5 For those shareholders that do not wish to receive ADSs, they could potentially look to sell their shares ahead of the Delisting Date or continue to hold the Common Shares in Euroclear (noting always that, after the Last Trading Date, the Common Shares will no longer be publicly tradeable while held in that form). 9. EXPECTED TIMETABLE Dispatch of this announcement 21 October 2024 Applicable period to deposit Common Shares with BNYM and have the Company cover the ADS issuance fee 9:00 CET on 22 October 2024 through 22:00 CET on 22 November 2024 Last Trading Date: Last day and time of dealings in the Common Shares on Euronext Amsterdam 17:30 CET on 22 November 2024

0102103-0000073 UKO2: 2008359137.17 7 Delisting Date: Cancellation of trading and listing on Euronext Amsterdam of the Common Shares 7:00 CET on 25 November 2024 __________________ Notes • References to time in this announcement are to Amsterdam time unless otherwise stated. • Each of the times and dates in the above timetable are subject to change. If any of the above times and/or dates change, the revised times and/or dates will be notified to shareholders by announcement through an ad hoc announcement and filing on form 6-K with the SEC. 10. FREQUENTLY ASKED QUESTIONS Q1. DO I NEED TO SELL MY EURONEXT AMSTERDAM-QUOTED COMMON SHARES OR MUST I DEPOSIT THEM FOR DELIVERY OF NASDAQ-LISTED ADSS? Holders of VEON Common Shares traded on Euronext Amsterdam now have three options: (a) You may choose to deposit your Common Shares for delivery of ADSs tradeable on Nasdaq. (i) You will need a broker that can receive settlements through DTC for the receipt of the ADSs representing your common shares. Your existing broker may not be able to do this, so you should contact your broker or find one with this capability to initiate this process without delay. (ii) Please also see Q2 below “I do not have a broker – do I really need one?” (iii) Each ADS represents 25 Common Shares. As a result, the conversion of Common Shares to ADSs might result in a certain number of unconvertible Common Shares, i.e. where the number of Common Shares held by a shareholder is not divisible by 25. In view thereof, prior to the Delisting Date, shareholders that do not hold a number of Common Shares corresponding to a multiple of 25 can choose to sell or purchase additional Common Shares so that they hold a number of Common Shares that is a multiple of 25. Shareholders wishing to engage in sale or purchase transactions should contact their broker, financial intermediaries or custodians to obtain further information about any transaction costs and taxes applicable to such sale or purchase transactions, which affected shareholders will have to bear themselves. Shareholders can also do nothing regarding the unconvertible Common Shares, in which case the Depositary will only accept the Common Shares that are a multiple of 25, and any remaining Common Shares will continue to be held by the shareholder. (iv) Please also see Q4 below “My broker currently holds my Common Shares within a Euroclear nominee account – how do I deposit my shares for delivery of ADSs?” (b) You may choose to continue to hold your Common Shares on Euroclear as untradeable Common Shares. Common Shares will continue to be a valid equity interest in the Company with full voting rights, rights to future dividends, etc., as currently enjoyed by holders of Common Shares. However, following the Last Trading Date they will no longer be tradable on Euronext as there will be no public market in Common Shares. Common Shares are not and will not be tradeable on Nasdaq. Please see Q6 below “Can I continue to hold Common Shares after the Euronext Amsterdam Delisting?”

0102103-0000073 UKO2: 2008359137.17 8 (c) You may choose to sell your Euronext Amsterdam-quoted Common Shares prior to the Delisting Date. You may choose to sell your Common Shares through the Euronext trading platform prior to the Delisting Date. However, if significant, any such sales of Common Shares could potentially have a negative effect on the value of the Company’s Common Shares, as well as the trading price of the ADSs, which may inhibit shareholders’ ability to sell or dispose of their Common Shares at current trading prices. If you wish to maintain an equity interest in VEON, you could choose to reinvest in VEON by using the proceeds of the sale of your Common Shares to buy Nasdaq-listed ADSs (Nasdaq ticker: VEON). Dealing and tax costs would likely apply to the Euronext Amsterdam and/or Nasdaq transactions and will require a broker. Q2. I DO NOT HAVE A BROKER – DO I REALLY NEED ONE? If you do not already have an account with a broker, you may be able to open one either online or through banks and building societies which offer broking services. You need to ensure that the broker and type of account on offer is capable of holding and trading U.S.-listed securities. Often the most basic account offered within the Netherlands is for Netherlands-listed shares only so you will need to select an account that gives you the ability to buy and sell U.S.-listed securities. Please ensure that you check with your broker that they can hold VEON ADSs and have a DTC participant account. Q3. I CANNOT FIND A BROKER THAT CAN SETTLE IN U.S. SECURITIES. WHAT ARE MY OPTIONS? (a) If you cannot find a broker, you may be able to elect to hold your ADSs in registered uncertificated form, i.e. in your own name on the books of BNYM. If so, you will be subject to U.S. stock transfer procedures and guidelines. Holders will be subject to the applicable stock transfer requirements in relation to future transfers of ADSs. These requirements may include a medallion signature guarantee to effect certain transfers, which generally requires a U.S. financial institution to provide the medallion signature guarantee. It may be difficult to locate such providers in the Netherlands, though local branches of U.S. financial institutions may be able to provide these services. Further details on medallion signature guarantees may be found at: www.investor.gov/introduction-investing/investing- basics/glossary/medallion-signature-guarantees-preventing. (b) If your Common Shares are currently held in electronic form in Euroclear and you do not deposit them for delivery of ADSs before the Delisting Date, your Common Shares will continue to be held on Euroclear as untradeable Common Shares. Following the Last Trading Date, you will not be able to publicly trade any of your Common Shares on any listed exchange as the Company will have cancelled its admission to trading on Euronext Amsterdam and Common Shares are not and will not be tradeable on Nasdaq. Please see Q6 below “Can I continue to hold Common Shares after the Euronext Amsterdam Delisting?”. Q4. MY BROKER CURRENTLY HOLDS MY COMMON SHARES WITHIN A EUROCLEAR NOMINEE ACCOUNT – HOW DO I DEPOSIT MY SHARES FOR DELIVERY OF ADSS? A number of Dutch brokers have the ability to hold and trade Nasdaq-listed securities, including those held in a Euroclear nominee account. In order to continue holding a form of security in the Company that is readily tradeable, you should contact your broker without delay to confirm your Common Shares are deposited with BNYM for delivery of ADSs. You should also respond to any queries sent to you by your nominee to ensure they know your preference is to have the Common Shares deposited in exchange for delivery of ADSs. Your broker must provide the Company’s depositary, BNYM, with certain details in relation to the deposit and ADS issuance (see the Annex to this announcement for an illustrative example of an ADR Issuance Request Form which reflects the type of information your

0102103-0000073 UKO2: 2008359137.17 9 broker may require) and will then transmit your Common Shares electronically to BNYM’s Euroclear custodian account held by ING. Q5. HOW DOES THE PRICE OF NASDAQ-LISTED ADSS COMPARE TO THE PRICE OF COMMON SHARES ON EURONEXT AMSTERDAM? (a) VEON currently maintains a listing of ADSs on the Capital Market tier of the Nasdaq Stock Market. Each ADS is a financial instrument that represents 25 Common Shares. The price of each ADS is expressed in U.S. dollars and should approximate the value of the 25 Common Shares that it represents on a currency adjusted basis. Currently, the price of a Common Share on Euronext Amsterdam can be compared to the price of VEON’s Nasdaq-listed ADSs by dividing the ADS price by the U.S. dollar to euro exchange rate, and then dividing the result by 25, to arrive at the approximate equivalent euro denominated price per Common Share. (b) As part of the Euronext Amsterdam Delisting, holders of Common Shares may deposit their Common Shares for delivery of ADSs (see Q1 “Do I need to sell my Euronext Amsterdam-quoted Common Shares or must I deposit them for delivery of Nasdaq listed ADSs?” above). (c) Once Common Shares are deposited and the ADSs subsequently delivered, the investment will be U.S. dollar denominated instead of euro denominated. This means that when valued in euro, its value will fluctuate on a day-to-day basis in line with movements in the euro to U.S. dollar exchange rate. (d) Once the Euronext Amsterdam Delisting takes effect on the Delisting Date, there will no longer be a published price for an individual Common Share. It will, however, always be possible to calculate the estimated value of an individual Common Share in euro by taking the Nasdaq ADS market price and dividing by the U.S. dollar to euro exchange rate and then dividing the result by 25. The Nasdaq ADS price is, and will continue to be, available via VEON’s website at www.veon.com/investors/equity- investors or may otherwise be found online on a broad range of financial websites. Q6. CAN I CONTINUE TO HOLD COMMON SHARES AFTER THE EURONEXT AMSTERDAM DELISTING? (a) Should you wish to do so, it will continue to be possible to hold Common Shares after the Delisting Date. However, shareholders should be aware that Common Shares will not be admitted to trading on any public market in the Netherlands and Common Shares are not and will not be tradeable on Nasdaq. Please be aware also that your existing broker may not be willing to hold your Common Shares for you after the Delisting Date, or their fees for holding your Common Shares may potentially increase since the Common Shares will not be traded. It also may be more difficult to transfer Common Shares to BNYM from the Delisting Date. (b) Should you wish to sell your Common Shares on an exchange following the Last Trading Date, you will be required first to deposit and exchange such Common Shares for delivery of ADSs via the Company’s depositary bank, BNYM, and any sale of the resulting ADSs will need to be via a broker with U.S. share trading capability, unless you are able to find a private buyer off exchange. Q7. I ALREADY HOLD ADSS – AM I AFFECTED BY THE EURONEXT AMSTERDAM DELISTING? (a) The Nasdaq-listed ADSs will continue to trade as normal. Existing holders of ADSs not also holding Common Shares on Euronext Amsterdam do not need to take any action in relation to the Euronext Amsterdam Delisting.

0102103-0000073 UKO2: 2008359137.17 10 Q8. HOW DO I BUY AND SELL NASDAQ LISTED ADSS? (a) A number of brokers in the Netherlands have the capability to hold U.S. exchange-listed securities and are capable of buying and selling them for you. A small depositary services fee currently US$0.05 or less per ADS per annum and other fees may be levied by the Company’s Depositary, BNYM, pursuant to the terms of the Deposit Agreement, and brokers may also charge an annual fee for holding a U.S. security on your behalf. (b) Should you wish to increase your holding in the Company, you should be able to purchase further ADSs via your broker. You will need to instruct your broker to purchase VEON ADSs (Nasdaq ticker: VEON). Q9. IS THERE A COST TO DEPOSIT MY COMMON SHARES AND HOLD MY VEON INVESTMENT IN THE FORM OF ADSS? (a) Ordinarily, shareholders who deposit their Common Shares for delivery of ADSs are charged an ADS issuance fee, by the Depositary, of up to US$0.05 per ADS, pursuant to the terms of the Deposit Agreement. However, no ADS issuance fees will be charged to shareholders who elect to deposit their Common Shares in connection with the Euronext Amsterdam Delisting during the period from the day after the Announcement Date through to and including the Last Trading Date. (b) Other than during the applicable period in connection with the Euronext Amsterdam Delisting (i.e., the period from the day after the Announcement Date through to and including the Last Trading Date), ADS issuance fees of up to US$0.05 per ADS will be charged by the Depositary in connection with any future deposits of Common Shares. (c) The depositary services fee, currently up to US$0.05 per ADS, may be levied to ADS holders by BNYM annually. This is typically paid and charged to your account by your broker. All ADS holders are required to pay the annual depositary services fee. Q10. HOW WILL THE EURONEXT AMSTERDAM DELISTING AFFECT THE TAX TREATMENT OF COMMON SHARES? (a) VEON is not able to provide shareholders with any form of taxation advice and shareholders are strongly advised to seek their own professional advice in order to ascertain the consequences for them of continuing to hold Common Shares following the Delisting Date and/or depositing Common Shares for delivery of ADSs. (b) The Company’s understanding of the current position for individuals who are Dutch residents and Dutch domiciled under Dutch taxation law is set out in this announcement under “Part 6: Dutch tax treatment.” It is strongly recommended that shareholders obtain professional advice appropriate to your circumstances in respect of these and other taxes. Q11. WILL THE EURONEXT AMSTERDAM DELISTING AFFECT MY RIGHTS AS A SHAREHOLDER? (a) Following the Delisting Date, the Company will no longer be required to comply with certain reporting requirements applicable to a Dutch listed company as set out in “Part 4: Effect of the Euronext Amsterdam Delisting.” The Company will, however, be required to comply with all regulatory requirements for the Nasdaq listing of ADSs, including all applicable rules and regulations of the SEC.

0102103-0000073 UKO2: 2008359137.17 11 (b) Shareholders who continue to hold Common Shares following the Delisting Date will continue to be able to access the Company’s key documents on EDGAR, the SEC’s online database. Holders of Common Shares and ADSs will both be eligible to receive any future dividends that may be declared. Q12. WHAT IF I AM AN “AFFILIATE” UNDER U.S. SECURITIES LAWS (I.E., A DIRECTOR, EXECUTIVE OFFICER OR BENEFICIAL OWNER OF 10% OR MORE OF THE OUTSTANDING EQUITY OF THE COMPANY)? Affiliates, officers and directors that hold Restricted Securities and who wish to deposit their Common Shares for conversion into ADSs should contact the Company, who can provide the additional delivery acknowledgements that will be required for deposit of such Common Shares and conversion to ADSs. Any Affiliates, officers or directors of the Company who deposit their Common Shares will similarly be subject to limitations on resale of ADSs under U.S. securities laws, as their ADSs will also be considered “restricted securities” under the terms of the Deposit Agreement. Furthermore, since the ADS will be “restricted securities” they will need to be held in your own name on the books of BNYM. This will make affiliates subject to U.S. stock transfer procedures and guidelines. Such holders will also be subject to the applicable stock transfer requirements in relation to future transfers of ADSs. These requirements may include a medallion signature guarantee to effect certain transfers, which generally requires a U.S. financial institution to provide the medallion signature guarantee. It may be difficult to locate such providers in the Netherlands, though local branches of U.S. financial institutions may be able to provide these services. Please also see Q4 above “My broker currently holds my Common Shares within a Euroclear nominee account – how do I deposit my shares for delivery of ADSs?” Q13. I HAVE FURTHER QUESTIONS THAT ARE NOT DEALT WITH SUFFICIENTLY HERE – WHERE CAN I FIND FURTHER INFORMATION? You may discuss these questions with your broker in the first instance. Please also feel free to get in touch with the contacts set out in Part 13: Enquiries of this announcement if you have further questions. 11. DISCLAIMER 11.1 This announcement contains inside information as defined for the purposes of Article 7 of Regulation (EU) no. 596/2014 (MAR). 11.2 This announcement shall not constitute an offer to sell or the solicitation of an offer to buy the Common Shares or ADSs, nor shall there be any sale of the Common Shares or ADSs in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities described in this announcement have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from, or in a transaction not subject to, the registration requirements. 11.3 This announcement does not form part of an offer of transferable securities to the public in the Netherlands and no prospectus has been, or is required to be, submitted to the AFM for approval. 12. FORWARD-LOOKING STATEMENTS This release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, the Company’s Euronext Amsterdam Delisting timetable, its expectations regarding future regulatory filings and the anticipated trading volume that may result from the Euronext Amsterdam Delisting. Forward-looking statements are inherently subject to risks and

0102103-0000073 UKO2: 2008359137.17 12 uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate, including the important factors discussed under the caption Risk Factors in 2023 20-F, which is on file with the SEC and is available on the SEC website at www.sec.gov. The forward- looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. There can be no assurance that the initiatives referred to above will be successful. 13. ENQUIRIES VEON Ltd. Investor Relations Team Email: ir@veon.com Phone: +31 20 79 77 200, available Monday to Friday from 10:00 to 17:00 CET** (Please ask to speak to a member of the VEON Investor Relations Team) ** Please be aware that individuals may incur charges from their telephone carrier for any calls placed. These charges can vary based on your carrier's specific rates and your individual plan. Always review your carrier's terms and conditions to avoid unexpected fees. 14. ABOUT VEON VEON is a digital operator that provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. VEON is currently listed on Nasdaq and Euronext. For more information visit: www.veon.com.

0102103-0000073 UKO2: 2008359137.17 13 Annex Illustrative ADR Issuance Request Form (Each broker may have their own form or requirements relating to the information they will require to deposit your Common Shares with BNYM in their custody account with ING for the issuance of ADSs. The below is an illustrative example of the type of information that may be required by the broker.) TO: THE BANK OF NEW YORK MELLON SUBJECT: VEON LTD ADR ISSUANCE REQUEST DATE: Attached you will find instructions to Issue: Security Name: VEON Ltd US ISIN / CUSIP: US91822M5022 / 91822M502 Receive Underlying Shares from local ISIN: BMG9349W1038 ORD Amount __________________ Depositing Party ___________________________________________________________ Release the resultant ADRs as follows: ADR Amount: ____________________________ Deliver To: DTC A/C no. ______________________ (check with your broker for their DTC number) DTC A/C name ______________________ Beneficiary Name: ______________________ (shareholder's name) Account Number: ______________________ (shareholder's brokerage account) Contact details for your broker if any issues arise during the issuance process. Name: Phone: Fax: E-mail: